February 10, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-1 under the Investment Company Act of 1940 is an updated statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from December 31, 2019 to December 31, 2020 which was filed as item (iii) to the joint fidelity bond originally filed with the Securities and Exchange Commission on February 6, 2020 (Accession No. 0000940394-20-000195).

If you have any questions or comments concerning the enclosed, please contact the undersigned at

(301) 951-4890.

Sincerely,

/s/ Hope Brown

Hope Brown

Vice President

Schedule A

Calvert Management Series, a series fund consisting of:

•	Calvert Flexible Bond Fund
•	Calvert Floating-Rate Advantage Fund
•	Calvert Responsible Municipal Income Fund

Calvert Social Investment Fund, a series fund consisting of:

•	Calvert Balanced Fund
•	Calvert Bond Fund
•	Calvert Conservative Allocation Fund
•	Calvert Equity Fund
•	Calvert Growth Allocation Fund
•	Calvert Moderate Allocation Fund

The Calvert Fund, a series fund consisting of:

•	Calvert High Yield Bond Fund
•	Calvert Income Fund
•	Calvert Long-Term Income Fund
•	Calvert Short Duration Income Fund
•	Calvert Ultra-Short Duration Income Fund

Calvert World Values Fund, Inc., a series fund consisting of:

•	Calvert Emerging Markets Advancement Fund
•	Calvert Emerging Markets Equity Fund
•	Calvert International Equity Fund
•	Calvert International Opportunities Fund
•	Calvert Mid-Cap Fund

Calvert Variable Products, Inc. a series fund consisting of:

•	VP EAFE International Index Portfolio
•	VP Investment Grade Bond Index Portfolio
•	VP Nasdaq 100 Index Portfolio
•	VP Russell 2000 Small Cap Index Portfolio
•	VP S&P 500 Index Portfolio
•	VP S&P MidCap 400 Index Portfolio
•	Calvert VP Volatility Managed Moderate Portfolio
•	Calvert VP Volatility Managed Moderate Growth Portfolio
•	Calvert VP Volatility Managed Growth Portfolio

Calvert Responsible Index Series, Inc., a series fund consisting of:

•	Calvert International Responsible Index Fund
•	Calvert US Large Cap Core Responsible Index Fund
•	Calvert US Large Cap Growth Responsible Index Fund
•	Calvert US Large Cap Value Responsible Index Fund
•	Calvert US Mid Cap Core Responsible Index Fund

Calvert Impact Fund, Inc., a series fund consisting of:

•	Calvert Global Energy Solutions
•	Calvert Global Water Fund
•	Calvert Green Bond Fund
•	Calvert Small-Cap Fund

Calvert Variable Series, Inc., a series fund consisting of:

•	VP SRI Balanced Portfolio
•	VP SRI Mid Cap Growth Portfolio

A-1